Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The consolidated ratios of fixed charges and preferred stock dividends to earnings for each of the five years indicated below and the six months ended June 30, 2011 and 2010 are as follows:

	Six Months
	Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007(1)	2006(1)
Earnings:
Income before income taxes	$7,667	$5,247	$13,397	$11,210	$10,834	$10,867	$10,322
Plus interest expense	8,613	11,018	20,875	27,894	32,885	42,260	37,135

Earnings including interest on deposits	16,280	16,265	34,272	39,104	43,719	53,127	47,457
Less interest on deposits	4,532	5,469	10,711	14,792	19,536	28,442	25,734

Earnings excluding interest on deposits	$11,748	$10,796	$23,561	$24,312	$24,183	$24,685	$21,723

Fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits and capitalized interest	$9,337	$11,876	$22,677	$29,614	$32,939	$42,260	$37,135
Less interest on deposits	4,532	5,469	10,711	14,792	19,536	28,442	25,734
	$4,805	$6,407	$11,966	$14,822	$13,403	$13,818	$11,401
Excluding interest on deposits

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits	1.74	1.37	1.51	1.32	1.33	1.26	1.28
Excluding interest on deposits	2.44	1.69	1.97	1.64	1.80	1.79	1.91

1. No shares of preferred stock were outstanding until December 19, 2008, when Horizon issued to the Treasury 25,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”). The issuance was made pursuant to the Treasury’s Capital Purchase Program under the Troubled Asset Relief Program. On November 10, 2010, Horizon redeemed 6,250 shares of Series A Preferred Stock. On August 25, 2011, Horizon redeemed the remaining 18,750 shares of Series A Preferred Stock and also issued to the Treasury 12,500 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B.